SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C lote 226 7th floor
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO, SOUTH HEMISPHERE’S LARGEST WIRELESS COMMUNICATION GROUP, ANNOUNCES FOURTH QUARTER 2005 AND YEAR 2005 CONSOLIDATED RESULTS OF TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

Brasília – Brazil, February 23, 2006 – Tele Centro Oeste Celular Participações S.A. - TCO, (BOVESPA: TCOC3 (ON = Common Shares)/TCOC4 (PN = Preferred Shares); NYSE: TRO), discloses today its consolidated results for the fourth quarter of 2005  and year 2005 (4Q05 and 2005). TCO operates in the Federal District and in eleven Brazilian states: Acre, Amazonas, Amapá, Goiás, Maranhão, Mato Grosso, Mato Grosso do Sul, Pará, Rondônia, Roraima and Tocantins, covering an area of 5.8 million km2 with 32.5 million inhabitants, which is approximately 18% of the total Brazilian population.

HIGHLIGHTS
						Accum.
R$ million	4 Q 05	3 Q 05	Δ%	4 Q 04	Δ%	2005	2004	Δ%
Net operating revenue	569.2	579.8	-1.8%	608.9	-6.5%	2,271.5	2,210.5	2.8%
Net service revenues	489.0	520.2	-6.0%	505.0	-3.2%	1,972.7	1,879.6	5.0%
Net handset revenues	80.2	59.6	34.6%	103.9	-22.8%	298.8	330.9	-9.7%
Total operating costs	(453.1)	(396.6)	14.2%	(403.8)	12.2%	(1,622.2)	(1,319.2)	23.0%
EBITDA	116.1	183.2	-36.6%	205.1	-43.4%	649.3	891.3	-27.2%
EBITDA Margin (%)	20.4%	31.6%	-11.2 p.p.	33.7%	-13.3 p.p.	28.6%	40.3%	-11.7 p.p.
Depreciation and amortization	(70.3)	(67.9)	3.5%	(58.2)	20.8%	(262.8)	(210.0)	25.1%
EBIT	45.8	115.3	-60.3%	146.9	-68.8%	386.5	681.3	-43.3%
Net income	63.2	92.5	-31.7%	129.6	-51.2%	339.1	507.1	-33.1%
Profit per share (R$ per share)	0.49	0.71	-31.7%	1.01	-51.7%	2.61	3.93	-33.7%
Profit per ADR (R$)	0.49	0.71	-31.7%	1.01	-51.7%	2.61	3.93	-33.7%
Number of shares (million)	130.1	130.1	0.0%	128.9	0.9%	130.1	128.9	0.9%
Capex	140.1	48.8	187.1%	139.2	0.6%	357.0	419.3	-14.9%
Capex over net revenues	24.6%	8.4%	16.2 p.p.	22.9%	1.8 p.p.	15.7%	19.0%	-18.8 p.p.
Operating cash flow	(24.0)	134.4	n.a.	65.9	n.a.	292.3	472.0	-38.1%
Customers (thousand)	6,815	6,561	3.9%	5,820	17.1%	6,815	5,820	17.1%
Net additions (thousand)	255	75	239.5%	513	-50.4%	995	1,708	-41.8%

Tele Centro Oeste is controlled by Telesp Celular Participações S.A. which, along with Tele Leste Celular Participações S.A., Tele Sudeste Celular Participações S.A. and Celular CRT Participações S.A,, make up the assets of the Joint Venture undertaken by Portugal Telecom and Telefónica Móviles and, operating under the VIVO brand, Top of Mind within its coverage area. VIVO Group is a pioneer in 3rd generation services in Brazil, having launched the CDMA EV-DO technology in the main cities of the country and having won more than 40 prizes in 2005. In December 2005, VIVO Group exceeded 29 million customers, thus keeping its market leadership.

HIGHLIGHTS 4Q05
  Christmas campaign focused on highest value market segments.
  TCO´s customer base rose 17.1% in relation to 4Q04, recording 6,815 thousand customers, with post-paid customers growth of 2.6%.
  Market leadership with 45.5% market share, in a market with 4 operators in all its regions.
  SAC of R$ 101.0 in the quarter, representing a reduction of 17.6% in relation to the previous quarter. In the year-to-year comparison, it recorded a reduction of 18.9%, which reflects the Company’s selling efforts.
  Post-paid ARPU recorded 5.3% increase in the comparison between 4Q05 and 4Q04.
  Post-paid MOU increased by 5.6% in 4Q05 over 4Q04, with addition of 12 minutes, reflected in the increase of the postpaid ARPU.
  Net service revenues increased by 5.0% in the comparison of the accumulated totals for 2005 and 2004.
  Increase in data revenues by 39.5% in 2005, accounting for 5.6% of the net services revenue, showing the successful launching of new services.
  Launching of new corporate solutions focused on high speed in data transmission, such as Smart Mail 3G and VIVO ZAP 3G.
  Accumulated EBITDA in 2005 of R$ 649.3 million, representing a margin of 28.6%. Excluding the PDD effects, the EBITDA would record a 33.7% margin.
  Increase in the net financial result in 2005 over the accumulated total for 2004 by 88.3%, recording R$ 117.1 million.
  Operating Cash Flow of R$ 292.3 million in the accumulated total for 2005,  showing the efficiency of its operation.

VIVO

Vivo launched a campaign in October 2005, called “Vivo e Você na Copa” (Vivo and You in the World Soccer Cup), which is focused on the current customer base (post and prepaid), aiming at increasing profitability. Such campaign will take 75 customers with companion to watch Brazil’s games in the 2006 World Soccer Cup, being valid until March 31, 2006. To end the year, Vivo granted an unprecedented and quite attractive benefit, easily understood by the customers, which was intended to exploit freedom in using wireless phones with the “Natal Bônus Livre” (Free Bonus Christmas), a bonus of R$ 40/month (during 6 months) for local calls to any direction (wireless or fixed telephone), conditioned upon monthly recharge and punctual payment of postpaid bills, in addition to a data package (SMS and MMS).

Distribution Channels

On December 31, 2005, TCO had more than 70 own purchase points, in addition to an efficient network of accredited dealers, whether exclusive or not, totaling more than 1,900 points of purchase, which are able to market services and cellular handsets, thus making the Company also a leader in number of distribution channels.

Others Events

On December 2, 2005 the Supreme Federal Court judged favorably an injunction based on the unconstitutionality of the base for the calculus of the PIS and of the COFINS. The said injunction was filed by TCO and consequent to the decision, the Company promoted the reversal of the outstanding provision in the amount of R$ 9.5 million. The other Companies, TC, TCP and GT carry similar injunctions, which altogether add up to R$ 140.3 million as of December 31, 2005 and, relative to these injunctions, the referred Companies will wait for the respective decisions by the Supreme Federal Courts to proceeds the reversal of the relative provisions.

The Norte Brasil Telecom (PA, AM, AP, RR and MA), the Telemat Celular S/A (MT), the Teleacre Celular S/A (AC) and the Teleron Celular S/A (RO) obtained the approval by the ADA (Agência de Desenvolvimento da Amazônia) and the Receita Federal for the fiscal incentives to the reduction of the IRPJ (Income Tax)   through the income from exploration.  The said benefit is retroactive to 2004 and will be used up till 2013.  The Companies will have the respective rights granted in the amounts of R$ 20.4 millions and R$11.6 millions related to the years 2004 and 2005, respectively.

Basis for Presentation of Results

The accumulated totals for 2005 and 2004 correspond to the values recorded in the twelve-month period ended on December 31 of the above mentioned years.

Some information disclosed for 4Q04, 3Q05 and accumulated 2004 were re-classified, as applicable, for comparison purposes. Figures disclosed are subject to differences, due to rounding-up procedures.

CONSOLIDATED OPERATING PERFORMANCE - TCO
						Accum:
	4 Q 05	3 Q 05	Δ%	4 Q 04	Δ%	2005	2004	Δ%
Total number of customers (thousand)	6,815	6,561	3.9%	5,820	17.1%	6,815	5,820	17.1%
Contract	970	978	-0.8%	945	2.6%	970	945	2.6%
Prepaid	5,845	5,583	4.7%	4,875	19.9%	5,845	4,875	19.9%
Market Share (*)	45.5%	47.0%	-1.5 p.p.	51.3%	-5.8 p.p.	45.5%	51.3%	-5.8 p.p.
Net additions (thousand)	255	75	239.5%	513	-50.4%	995	1,708	-41.8%
Contract	(8)	0	n.a.	5	n.a.	25	(4)	n.a.
Prepaid	262	75	249.8%	508	-48.4%	970	1,712	-43.3%
Market Share of net additions (*)	24.8%	10.7%	1.3 p.p.	34.8%	-10.0 p.p.	45.5%	51.3%	-5.8 p.p.
Market penetration (*)	44.0%	41.0%	3.0 p.p.	34.8%	9.2 p.p.	44.0%	34.8%	9.2 p.p.
SAC (R$)	101	122	-17.6%	124	-18.9%	129	108	19.0%
Monthly Churn	1.6%	1.9%	-0.3 p.p.	2.3%	-0.6 p.p.	1.6%	2.0%	-0.4 p.p.
ARPU (in R$/month)	24.6	26.5	-7.3%	30.5	-19.4%	25.9	32.0	-19.0%
Contract	86.8	91.0	-4.6%	82.4	5.3%	83.7	84.2	-0.6%
Prepaid	12.4	13.0	-4.5%	16.3	-23.8%	13.5	16.9	-20.2%
Total MOU (minutes)	68	72	-6.2%	86	-21.4%	73	87	-15.7%
Contract	225	236	-4.7%	213	5.6%	221	208	6.2%
Prepaid	38	40	-5.1%	55	-31.0%	43	55	-21.0%
Employees	1,276	1,263	1.0%	1,357	-6.0%	1,276	1,357	-6.0%

Consolidated TCO’s Operating Highlights
  Continued market leadership as a result of the increase in the customer base by 17.1% in the last 12 months, with 2.6% growth of the prepaid customer base, despite strong competition.
  SAC decreased by 18.9% and 17.6% in the comparison between 4Q04 and 3Q05, respectively, as a result of the reduction in the total subsidy, however continuing with the customer retention efforts, specially the medium and high end ones.
  The postpaid ARPU of R$ 86.8 increased by 5.3% in relation to 4Q04, due to the increase in the outgoing ARPU, despite the change in the customer mix. In the year-to-date total, the 0.6% reduction was mainly due to a drop in the inbound ARPU. The blended ARPU of R$ 25.9 recorded a 19.0% increase over 2004, reflecting a decrease in the prepaid ARPU, due, among other factors, to the outgoing traffic and the MOU of this segment.
  The post-paid MOU increased by 6.2% and 5.6% in relation to the accumulated total for 2005 and 2004 and in the comparison between 4Q05 and 4Q04, respectively, due to the increase in the post-paid outgoing MOU. On the other hand, the total MOU was impacted by the changes in the customer mix, once the prepaid MOU is impacted by the reduction in the fixed-mobile inbound traffic.

OPERATING PERFORMANCE - CO - AREA 7
						Accum:
	4 Q 05	3 Q 05	Δ%	4 Q 04	Δ%	2005	2004	Δ%
Total number of customers (thousand)	5,070	4,929	2.9%	4,491	12.9%	5,070	4,491	12.9%
Contract	778	787	-1.1%	787	-1.1%	778	787	-1.1%
Prepaid	4,292	4,142	3.6%	3,704	15.9%	4,292	3,704	15.9%
Market Share (*)	50.0%	51.9%	-1.9 p.p.	59.1%	-9.1 p.p.	50.0%	59.1%	-9.1 p.p.
Net additions (thousand)	142	11	1188.0%	312	-54.5%	580	1,180	-50.9%
Contract	(9)	(3)	197.0%	(6)	41.8%	(9)	(13)	-33.8%
Prepaid	151	14	975.6%	318	-52.6%	588	1,193	-50.7%
Market Share of net additions (*)	22.1%	2.3%	19.8 p.p.	30.6%	-8.5 p.p.	22.8%	44.5%	-21.7 p.p.
Market penetration (*)	61.2%	57.4%	3.8 p.p.	47.9%	13.3 p.p.	61.2%	47.9%	13.3 p.p.
(*) source: Anatel

Operating Highlights - Area 7 (CO) – which comprises the Federal District and the following States: Acre, Goiás, Mato Grosso, Mato Grsso do Sul, Rondônia and Tocantins
  In 4Q05, customers growth in area 7 was 12.9% over 4Q04, recording 5,070 thousand customers in the end of the quarter, in a strongly competitive market.
  Absolute leadership, with 50.0% market share, being the highest market share among the Brazilian operators, with 4 competitors on the market.
  Increase of Market share of net additions of 19.8 p.p. over the previous quarter.
  Market penetration increase of 13.3 p.p. in relation to the last year.

OPERATING PERFORMANCE - NBT - AREA 8
						Acucm:
	4 Q 05	3 Q 05	Δ%	4 Q 04	Δ%	2005	2004	Δ%
Total number of customers (thousand)	1,745	1,632	6.9%	1,329	31.3%	1,745	1,329	31.3%
Contract	192	191	0.4%	158	21.4%	192	158	21.4%
Prepaid	1,553	1,441	7.8%	1,171	32.6%	1,553	1,171	32.6%
Market Share (*)	36.1%	36.7%	-0.6 p.p.	35.5%	0.6 p.p.	36.1%	35.5%	0.6 p.p.
Net additions (thousand)	113	63	79.3%	201	-43.8%	415	528	-21.4%
Contract	1	3	-60.5%	11	-89.4%	33	9	270.1%
Prepaid	112	60	86.3%	190	-41.1%	382	519	-26.4%
Market Share of net additions (*)	29.4%	32.2%	-2.8 p.p.	44.0%	-14.6 p.p.	38.3%	41.6%	-3.3 p.p.
Market penetration (*)	27.6%	25.5%	2.1 p.p.	22.5%	5.1 p.p.	27.6%	22.5%	5.1 p.p.

Operating Highlights - Area 8 (NBT) – which comprises the following states: Amazonas, Amapá, Maranhão, Pará and Roraíma
  In 4Q05, customers base growth in area 8 was 31.3% and 6.9% in relation to 4Q04 and 3Q05, respectively, recording 1,745 thousand customers in the end of the quarter.
  Market share increased by 0.6 p.p. in relation to 4Q04, despite the strong competition.
  Market share of Net additions was 38.3% in the accumulated total for 2005, with emphasis on the growth of the post-paid customer base.

NET OPERATING REVENUES - TCO
	According to Corporate Law
						Accum.
R$ million	4 Q 05	3 Q 05	Δ%	4 Q 04	Δ%	2005	2004	Δ%
Subscription and Usage	290.2	309.1	-6.1%	274.0	5.9%	1,124.6	981.8	14.5%
Network usage	178.7	188.4	-5.1%	220.7	-19.0%	761.9	840.1	-9.3%
Other services	20.1	22.7	-11.5%	10.3	95.1%	86.2	57.7	49.4%
Net service revenues	489.0	520.2	-6.0%	505.0	-3.2%	1,972.7	1,879.6	5.0%
Net handset revenues	80.2	59.6	34.6%	103.9	-22.8%	298.8	330.9	-9.7%
Net Revenues	569.2	579.8	-1.8%	608.9	-6.5%	2,271.5	2,210.5	2.8%

Net Services Revenue

The net services revenue grew 5.0% in the accumulated total for 2005 in comparison to 2004, recording R$ 1,972.7 million. Such growth was caused, mainly, by the increase in the customer base and by the increased use of data services, despite the effects of the customer profile adequacy, such as Vivo Ideal and customer loyalty campaigns.

It must be highlighted that “subscription and usage revenue” recorded a 14.5% increase in the accumulated total for 2005 over 2004, due to the increase in the total outgoing traffic. In the service revenue mix, this increase was partially offset by a reduction in the inbound traffic revenue, as a result of the transition from fixed-mobile traffic to mobile-mobile traffic, with consequent drop in interconnection revenue and the partial Bill & Keep effect.

Data revenues grew 39.5% in the comparison between the accumulated total for 2005 and for 2004, representing 5.6% of the net service revenues in 2005 (4.2% in 2004). This increase has continued to occur due to a more widespread access and use of such services, in addition to the several services launched on the market and the increase in the customer base. The SMS accounted for 71.6% of data revenues in 2005. Average number of SMS messages sent per month in the accumulated total for 2005 was some 38.8 million.

OPERATING COSTS - TCO
	According to Corporate Law
						Accum.
R$ million	4 Q 05	3 Q 05	Δ%	4 Q 04	Δ%	2005	2004	Δ%
Personnel	(40.7)	(37.1)	9.7%	(37.6)	8.2%	(153.5)	(141.7)	8.3%
Cost of services rendered	(78.2)	(63.8)	22.6%	(37.1)	110.8%	(277.5)	(165.6)	67.6%
Leased lines	(11.5)	(11.1)	3.6%	(6.2)	85.5%	(39.7)	(25.1)	58.2%
Interconnection	(16.1)	(14.2)	13.4%	(13.8)	16.7%	(58.9)	(72.9)	-19.2%
Rent/Insurance/Condominium fees	(4.8)	(5.5)	-12.7%	(3.2)	50.0%	(15.5)	(16.0)	-3.1%
Fistel and other taxes and contributions	(28.4)	(27.3)	4.0%	(5.1)	456.9%	(109.3)	(12.3)	788.6%
Third-party services	(14.9)	(4.5)	231.1%	(8.2)	81.7%	(47.9)	(35.5)	34.9%
Others	(2.5)	(1.2)	108.3%	(0.6)	316.7%	(6.2)	(3.8)	63.2%
Cost of goods sold	(126.0)	(92.4)	36.4%	(196.0)	-35.7%	(498.6)	(556.0)	-10.3%
Selling expenses	(219.1)	(165.4)	32.5%	(119.3)	83.7%	(627.8)	(395.8)	58.6%
Provision for bad debt	(113.0)	(56.2)	101.1%	(19.2)	488.5%	(224.6)	(68.3)	228.8%
Third-party services	(102.4)	(91.4)	12.0%	(90.9)	12.7%	(367.2)	(296.5)	23.8%
Others	(3.7)	(17.8)	-79.2%	(9.2)	-59.8%	(36.0)	(31.0)	16.1%
General & administrative expenses	(26.8)	(33.9)	-20.9%	(26.9)	-0.4%	(108.2)	(84.1)	28.7%
Other operating revenues (expenses)	37.7	(4.0)	n.a.	13.1	187.8%	43.4	24.0	80.8%
Total costs before depreciation / amortization	(453.1)	(396.6)	14.2%	(403.8)	12.2%	(1,622.2)	(1,319.2)	23.0%
Depreciation and amortization	(70.3)	(67.9)	3.5%	(58.2)	20.8%	(262.8)	(210.0)	25.1%
Total operating costs	(523.4)	(464.5)	12.7%	(462.0)	110.8%	(1,885.0)	(1,529.2)	23.3%

Personnel Cost

The increase in personnel cost in the comparison between the accumulated total for 2005 and 2004 is due to salary adjustments arising out of the November/2004, the investments in training and the incentive campaigns for the selling team.

The positive variation between 4Q05 and 3Q05 is a result of the collective agreement signed in November/2005 and the reflexes in provisions and benefits.

Cost of Services Rendered

The 110.8% increase in the cost of services rendered by TCO, in 4Q05, when compared to 4Q04, and of 67.6% in the accumulated total for 2005, in relation to 2004, is due to an increase in the number of links and negotiations of connection means as well as the increase in the customer base. The variation recorded in “Fistel and other fees and contributions” in the periods under examination arises out of equalization of TCO’s accounting criteria to the other Group Companies, as well as of the increase in expenses with third-party services, especially plant maintenance and electric power.

Cost of Goods Sold

Cost of goods sold decreased by 35.7% in relation to 4Q04 and by 10.3% in the comparison between the accumulated total for 2005 and 2004, mostly due to the increase in the number of customer additions, reduced costs and improved mix of handsets, as a result of market conditions.

Selling Expenses

In 4Q05, selling expenses increased by 83.7% in relation to 4Q04 and by 58.6% in the comparison between the accumulated totals for 2005 and 2004, caused by an increase in expenses with third-party services, especially publicity, commissions, and post-sale “client care”, resulting from the increase in the total traffic recorded in 2005.

The Provision for Bad Debt – PBD recorded the amount of R$ 113.0 million in 4Q05 and R$ 224.6 million in the year 2005.
In addition to the effect from adjustments in the recognition of the acquisition of customers, it must be mentioned that the company provisioned revenue from receivables of calls made through the networks of other operators. Such values, according to the present regulation are obligatorily paid to the cited operators, independently of recognition of such calls from our clients. It must be said that structural measures and process actions have been adopted, including substitution of systems and certification of analog networks and TDMA of other operators to substantially reduce said expenses.
Disregarding the above mentioned effects, we estimate that the PDD would have recorded R$ 44.4 million for 4Q05 and R$ 107.8 million for year 2005, in line with the business evolution.
By the same criterion, we estimate that the EBITDA in 4Q05 would have been  R$ 184.7 million with an EBITDA Margin of 32.4%. For the year 2005 the EBITDA would have been R$ 766.1 million with a 33.7% margin.

General and Administrative Expenses

The 20.9% reduction in general and administrative expenses in 4Q05, as compared to 3Q05, is due to the recognition on 3Q05 of a provision for value–added tax. In the accumulated total for 2005, the 28.7% increase over 2004 is due to the increase in the costs of third-party services, especially labor and systems maintenance.

Other Operating Revenues/ Expenses

Increase of R$ 41.7 million in the revenue in 4Q05 in relation to the same period of the previous year and increase of R$ 19.4 million in the accumulated total of 2005 over 2004, caused by an extraordinary effect referring to recovery of expenses with taxes and reversal of contingencies provision.

EBITDA

In the year-to-date figure, the EBITDA (earnings before interests, taxes, depreciation and amortization) was R$ 649.3 million, with 28.6% margin. The variation recorded in the EBITDA in the period reviewed was caused, among other factors, by the drop in the revenue from sale of handsets, partially offset by the reduction in the cost of goods, as well as by the increase in selling costs (PDD and third party), and by the cost of services rendered (Fistel and other fees and contributions and third-party services).

Depreciation and Amortization

Depreciation and amortization expenses recorded R$ 70.3 million in 4Q05 and R$ 262.8 million in the accumulated total for 2005, representing 3.5% increase in 4Q05 in relation to the previous quarter and 25.1% in the comparison between the accumulated total for 2005 and 2004, due to the investments effected, especially in function of the overlay to the CDMA network and incoming operational assets, as a result of the conclusion of works.

FINANCIAL REVENUES (EXPENSES) - TCO
	According to Corporate Law
						Accum.
R$ million	4 Q 05	3 Q 05	Δ%	4 Q 04	Δ%	2005	2004	Δ%
Financial Revenues	42.3	58.4	-27.6%	39.3	7.6%	201.4	158.5	27.1%
Exchange rate variation / Monetary variation	(2.1)	4.7	n.a.	5.0	n.a.	11.0	5.1	115.7%
Other financial revenues	52.8	59.7	-11.6%	42.8	23.4%	204.9	173.9	17.8%
(-) Pis/Cofins taxes on financial revenues	(8.4)	(6.0)	40.0%	(8.5)	-1.2%	(14.5)	(20.5)	-29.3%
Financial Expenses	(18.5)	(18.9)	-2.1%	(27.9)	-33.7%	(84.3)	(96.3)	-12.5%
Exchange rate variation / Monetary variation	(2.0)	2.5	n.a.	(3.2)	-37.5%	(7.6)	(25.6)	-70.3%
Other financial expenses	(16.1)	(15.8)	1.9%	(10.6)	51.9%	(56.4)	(49.7)	13.5%
Gains (Losses) with derivatives transactions	(0.4)	(5.6)	-92.9%	(14.1)	-97.2%	(20.3)	(21.0)	-3.3%
Net Financial Income	23.8	39.5	-39.7%	11.4	108.8%	117.1	62.2	88.3%

Net Financial Revenues (Expenses)

Net financial revenues in 4Q05 recorded a reduction of R$ 15.7 million when compared to 3Q05. Such result was due to the positive effect in 3Q05 of the discount of R$ 7.3 million obtained in the advanced payment of the tax incentive with the State of Goiás Treasury Department (Teleproduzir) and the decrease in the interest rate for the period earned from the company’s financial investments (4.74% in 3Q05 and 4.31% in 4Q05). Other effects which caused such reduction were the increase of R$ 2.4 million, in relation to 3Q05, in the expenses with Pis/Cofins taxes on Interest on Own Capital referring to fiscal year 2005, and the increase in the monetary adjustment occurred in 4Q05, which is assessed on Contingencies (Telebrás spin-off).

The increase in the interest rate of 2005 over 2004 (16.17% in 2004 and 19.0% in 2005), together with the increase in the net cash position of the Company, caused an increase in the net financial revenue over 2004 of R$ 54.9 million.

Net Profit	The net profit in the quarter was R$ 63.2 million, and in the accumulated total for the year was R$ 339.1 million.

LOANS AND FINANCING - TCO
	CURRENCY
Lenders (R$ million)	R$	US$	URTJLP *	UMBND **	Total
Financial institutions	1.3	23.7	77.3	6.6	108.9
Total	1.3	23.7	77.3	6.6	108.9
Exchange rate used		2.341	1.925	0.045
Payment Schedule - Long Term
2007	0.8	-	35.0	3.1	39.0
as from 2007	0.0	-	2.9	0.3	3.2
Total	0.8	0.0	38.0	3.4	42.2

NET DEBT - TCO
	Dec 31. 05	Sep 30. 05
Short Term	66.7	78.2
Long Term	42.2	62.5
Total debt	108.9	140.7
Cash and cash equivalents	(894.5)	(1,066.5)
Derivatives	15.2	28.2
Net Debt	(770.4)	(897.6)

(*) BNDES long term interest rate unit
(**) UMBND - prepared by the BNDES, it is a basket of foreign currencies unit, US dollar predominant

Indebtedness

On December 31, 2005, TCO’s debt related to loans and financings amounted to R$ 108.9 million (R$ 140.7 million on September 30, 2005), 28% of which is nominated in foreign currency. The Company has signed exchange rate hedging contracts thus protecting 100% of its financial debt against foreign exchange volatility, so that the final cost (debt and swap) is reais-referenced. This debt was offset by cash and financial investments (R$ 894.5 million) and by derivative assets and liabilities (R$ 15.2 million payable) resulting in a net cash position of R$ 770.4 million, a 14.2% reduction in relation to September 2005.

The payments effected in December 2005 of Interest on Own Capital referring to fiscal year 2004 (R$ 51.1 million) and to Interim Dividends for fiscal year 2005 (R$ 46.4 million), besides the postponement of the maturity dates of some postpaid cycles were the key factors which caused the reduction in TCO’s net cash position in the comparison between 4Q05 and 3Q05.

CAPEX - TCO
R$ million				Accum
	4 Q 05	3 Q 05	4 Q 04	2005	2004
Network	106.7	37.2	95.2	251.3	310.1
Other	33.4	11.6	44.0	105.7	109.2
Total	140.1	48.8	139.2	357.0	419.3
% Net Revenues	24.6%	8.4%	22.9%	15.7%	19.0%

Capital Expenditures (Capex)

Capital expenditures of R$ 357.0 million in 2005 are due to the migration from TDMA to CDMA technology (overlay), which started in 2004. In addition, the capital expenditures in 4Q05 were basically due to the following factors: (i) improvement in the consolidation rationalization of the information systems; (ii) maintenance of quality and expansion of the coverage in order to meet the growth of the customer base; and (iii) terminals and technology for meeting the corporate segment.

Operating Cashflow	The positive operating cash flow of R$ 292.3 million in the accumulated total for 2005 shows TCO has generated funds from its operations to implement its capital expenditures program.

Capital Market

In 4Q05, the value of TCO’s common shares (ON) and preferred shares (PN) increased by 24.5% and 28.7%, respectively. The Bovespa Index (São Paulo Stock Exchange Index) rose 5.9%. From September to December 2005, the Company’s PN shares were traded in 100% of the floor trading sessions, with an average daily trading volume of R$ 3.9 million. By the end of 4Q05, ON and PN shares were traded at R$ 24.88 and R$ 26.70, respectively.

The price of TCO’s level II ADRs increased by 23.8% in the quarter, against an increase of 1.4% in the Dow Jones index. The daily average volume of shares traded in the NYSE during 4Q05 was US$ 1.9 million. The closing price of TCO’s ADRs for the quarter was US$ 11.22.

Corporate Restructuring

The managements of Telesp Celular Participações S.A. (“TCP”) and Tele Centro Oeste Celular Participações S.A. (“TCO”), in the form and for the purposes of CVM Instructions no. 319/99 and 358/02, informed to the public that their respective Boards of Directors, on December 04, 2005, approved the proposal to be submitted to the shareholders of the Companies, of a corporate restructuring for merger of TCO into TCP.

The managements of TCP and TCO consider that the Corporate Restructuring, with the consequent concentration of the shareholders of both Companies in one sole publicly-held company and the transfer of TCO’s shares to TCP, will simplify the present organizational structure, by reducing costs and increasing the equity value for the shareholders, allow their shareholders to hold interest in a company with higher liquidity in the Brazilian and foreign stock exchanges, and make easier the unification, standardization and rationalization of the general management of TCP’s and TCO’s businesses, allowing enhanced synergies between the referred Companies, which, either directly or through the respective operators controlled by them, already use “VIVO brand”.

In the Shareholders Meeting of TCP and TCO, held on February 22, 2006, the Corporate Restructure was duly approved and Telesp Celular Participações will be named VIVO PARTICIPAÇÕES S.A. The full contents of the above mentioned terms and conditions may be obtained from our website www.vivo.com.br/ir.

Social Responsibility
  At the end of 2005, the Vivo Institute had already benefited more than 500 thousand persons in its sphere of influence through concentrated actions in education and environment, by means of partnerships with big institutions both in the private and in the public domains thus consolidating its performance.
  The Programa Vivo Voluntário (Vivo Volunteer Program) that operates in projects directed to help persons with visual deficiency, in its year and a half of existence, has more than 600 collaborators. In the last quarter 2005, inaugurated in Rio de Janeiro a tape recording studio and an audio library, two special places for the volunteers to tape read books and produce CDs that will be given to institutions that help people with visual deficiencies.
  By means of an initiative undertaken in the 2005 Christmas, the volunteers collected more than 6,000 gift packages throughout the Country. The packages contained toys and clothes for children that were distributed to kids sponsored by entities that have signed partnership agreements with the VIVO Institute.
  Vivo and Vivo Institute were awarded several prizes in the last quarter of 2005, among which the following are worthy of mention: the Environment Case Prize, to Vivo’s Waste Management project, awarded by Valor Econômico newspaper; Abrafort Prize to Vivo Volunteer Program; Darcy Ribeiro Education Prize awarded by the Brazilian House of Representatives to “Escola Solidária” project, which is supported by the Institute; APCA Prize to ESPN’s Sports Caravan television project, supported by Vivo Institute, and one of the finalists of the Esso Journalism Prize; in addition to a mention to Vivo in the 2005 Good Corporate Citizenship for the support given to education projects, such as Young Excelling, carried out in partnership with Ayrton Senna Institute.

Main Prizes, Awards and Events
  Vivo was awarded, in October, the Superbrand Awards 2005 trophy, delivered by Superbrands Brasil, an affiliate of Superbrands Global – an independent international organization engaged in world evaluation and projection of brands. This is the first national edition of this world project, which has been carried out for ten years in 50 countries.
  Vivo was further awarded, in November, with two trophies in the 2005 edition of the B2B Quality Standard prize, sponsored by Padrão Editorial. 94 companies participate in this ranking. Vivo has been also outstanding in the Info 2005 Prize, sponsored by Revista Info, of Abril publishing company. The prized case was the Vivo Localiza service. Such prizes evidence the market’s recognition of our efforts, besides attesting to the quality of Vivo’s professional staff.
  Vivo Open Air, the largest open-air cinema in the world, was awarded a prize in December by Cool Magazine, being considered the best event by Cool Magazine for the second consecutive year.
  Vivo was awarded the title of Year’s Advertiser in Caboré 2005 Prize. Vivo is the Caboré’s year advertiser, which prize is awarded by Meio & Mensagem newspaper.

Subsequent Events

Vivo has launched the digital roaming service in Minas Gerais and in 6 Northeast states. As from 01/30, Vivo postpaid customers who buy a Motorola A840 – GLOBALMOTO handset will have available an automatic digital roaming service in all Brazilian states, in addition to the international roaming in more than 170 countries in the five continents, using the same handset and same Vivo telephone number.

BALANCE SHEET - TCO
R$ million
ASSETS	Dec 31. 05	Dec 31. 04

Current Assets	2,205.9	1,972.5
Cash and banks	15.7	57.2
Temporary cash investments	878.8	894.0
Net accounts receivable	716.8	477.1
Inventory	60.6	192.3
Prepayment to Suppliers	2.2	8.0
Deferred and recoverable taxes	440.7	274.3
Prepaid Expenses	62.1	40.0
Other current assets	29.0	29.6

Long Term Assets	437.2	501.1
Deferred and recoverable taxes	424.9	459.8
Prepaid Expenses	6.5	11.5
Other long term assets	5.8	29.8

Permanent Assets	1,224.5	1,130.3
Investment	1.3	4.2
Plant, property and equipment	1,205.2	1,104.3
Deferred assets	18.0	21.8

Total Assets	3,867.6	3,603.9

LIABILITIES
Current Liabilities	870.6	894.3
Suppliers and Consignment	476.1	475.6
Taxes, fees and contributions	112.1	102.9
Interest on own capital	74.6	144.4
Loans and financing	66.7	102.7
Contingencies provision	12.4	5.5
Derivatives transactions	14.4	13.9
Other current liabilities	114.3	49.3

Long Term Liabilities	184.0	268.0
Loans and financing	42.2	123.6
Contingencies provision	131.5	128.6
Derivatives transactions	0.8	6.8
Other long term liabilities	9.5	9.0

Shareholder's Equity	2,812.9	2,441.5
Funds for capitalization	0.1	0.1
Total Liabilities	3,867.6	3,603.9

INCOME STATEMENTS - TCO
	According to Corporate Law
						Acumulado em:
R$ million	4 Q 05	3 Q 05	Δ%	4 Q 04	Δ%	2005	2004	Δ%
Gross Revenues	849.3	813.9	4.3%	820.0	3.6%	3,171.6	2,949.7	7.5%
Gross service revenues	672.5	698.7	-3.7%	663.7	1.3%	2,650.6	2,462.9	7.6%
Deductions – Taxes and others	(183.5)	(178.5)	2.8%	(158.7)	15.6%	(677.9)	(583.3)	16.2%
Gross handset revenues	176.8	115.2	53.5%	156.3	13.1%	521.0	486.8	7.0%
Deductions – Taxes and others	(96.6)	(55.6)	73.7%	(52.4)	84.4%	(222.2)	(155.9)	42.5%
Net Revenues	569.2	579.8	-1.8%	608.9	-6.5%	2,271.5	2,210.5	2.8%
Net service revenues	489.0	520.2	-6.0%	505.0	-3.2%	1,972.7	1,879.6	5.0%
Subscription and Usage	290.2	309.1	-6.1%	274.0	5.9%	1,124.6	981.8	14.5%
Network usage	178.7	188.4	-5.1%	220.7	-19.0%	761.9	840.1	-9.3%
Other services	20.1	22.7	-11.5%	10.3	95.1%	86.2	57.7	49.4%
Net handset revenues	80.2	59.6	34.6%	103.9	-22.8%	298.8	330.9	-9.7%
Operating Costs	(453.1)	(396.6)	14.2%	(403.8)	12.2%	(1,622.2)	(1,319.2)	23.0%
Personnel	(40.7)	(37.1)	9.7%	(37.6)	8.2%	(153.5)	(141.7)	8.3%
Cost of services rendered	(78.2)	(63.8)	22.6%	(37.1)	110.8%	(277.5)	(165.6)	67.6%
Leased lines	(11.5)	(11.1)	3.6%	(6.2)	85.5%	(39.7)	(25.1)	58.2%
Interconnection	(16.1)	(14.2)	13.4%	(13.8)	16.7%	(58.9)	(72.9)	-19.2%
Rent/Insurance/Condominium fees	(4.8)	(5.5)	-12.7%	(3.2)	50.0%	(15.5)	(16.0)	-3.1%
Fistel and other taxes and contributions	(28.4)	(27.3)	4.0%	(5.1)	456.9%	(109.3)	(12.3)	788.6%
Third-party services	(14.9)	(4.5)	231.1%	(8.2)	81.7%	(47.9)	(35.5)	34.9%
Others	(2.5)	(1.2)	108.3%	(0.6)	316.7%	(6.2)	(3.8)	63.2%
Cost of handsets	(126.0)	(92.4)	36.4%	(196.0)	-35.7%	(498.6)	(556.0)	-10.3%
Selling expenses	(219.1)	(165.4)	32.5%	(119.3)	83.7%	(627.8)	(395.8)	58.6%
Provision for bad debt	(113.0)	(56.2)	101.1%	(19.2)	488.5%	(224.6)	(68.3)	228.8%
Third-party services	(102.4)	(91.4)	12.0%	(90.9)	12.7%	(367.2)	(296.5)	23.8%
Others	(3.7)	(17.8)	-79.2%	(9.2)	-59.8%	(36.0)	(31.0)	16.1%
General & administrative expenses	(26.8)	(33.9)	-20.9%	(26.9)	-0.4%	(108.2)	(84.1)	28.7%
Other operating revenue (expenses)	37.7	(4.0)	n.a.	13.1	187.8%	43.4	24.0	80.8%
EBITDA	116.1	183.2	-36.6%	205.1	-43.4%	649.3	891.3	-27.2%
Margin %	20.4%	31.6%	-11.2 p.p.	33.7%	-13.3 p.p.	28.6%	40.3%	-11.7 p.p.
Depreciation and Amortization	(70.3)	(67.9)	3.5%	(58.2)	20.8%	(262.8)	(210.0)	25.1%
EBIT	45.8	115.3	-60.3%	146.9	-68.8%	386.5	681.3	-43.3%
Net Financial Income	23.8	39.5	-39.7%	11.4	108.8%	117.1	62.2	88.3%
Financial Revenues	42.3	58.4	-27.6%	39.3	7.6%	201.4	158.5	27.1%
Exchange rate variation / Monetary variation	(2.1)	4.7	n.a.	5.0	n.a.	11.0	5.1	115.7%
Other financial revenues	52.8	59.7	-11.6%	42.8	23.4%	204.9	173.9	17.8%
(-) Pis/Cofins taxes on financial revenues	(8.4)	(6.0)	40.0%	(8.5)	-1.2%	(14.5)	(20.5)	-29.3%
Financial Expenses	(18.5)	(18.9)	-2.1%	(27.9)	-33.7%	(84.3)	(96.3)	-12.5%
Exchange rate variation / Monetary variation	(2.0)	2.5	n.a.	(3.2)	-37.5%	(7.6)	(25.6)	-70.3%
Other financial expenses	(16.1)	(15.8)	1.9%	(10.6)	51.9%	(56.4)	(49.7)	13.5%
Gains (Losses) with derivatives transactions	(0.4)	(5.6)	-92.9%	(14.1)	-97.2%	(20.3)	(21.0)	-3.3%
Non-operating revenue/expenses	(2.9)	0.0	n.a.	(7.0)	-58.6%	0.1	(9.1)	n.a.
Taxes	(3.5)	(62.3)	-94.4%	(21.7)	-83.9%	(164.6)	(224.1)	-26.6%
Minority Interest	0.0	0.0	n.a.	0.0	n.a.	0.0	(3.2)	n.a.
Net Income	63.2	92.5	-31.7%	129.6	-51.2%	339.1	507.1	-33.1%

VIVO – Investor Relations
Charles E. Allen Adriana Rio Costa Godinho Ana Beatriz Batalha Antonio Sergio M. Botega	Janaina São Felicio Maria Ednéia Pinto Pedro Gomes de Souza
Telephone: +55 11 5105-1172 Email: ri@vivo.com.br Information available at the website: http://www.vivo.com.br/ri

This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company's management. The terms "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects", "aims" and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

GLOSSARY

Financial Terms:

CAPEX – Capital Expenditure.
Current Capital (Short-term capital) = Current assets – Current liabilities.
Working capital = Current Capital – Net Debt.
Net debt = Gross debt – cash – financial investments – securities – asset from derivative transactions + liability from derivative transactions.
Net Debt / EBITDA – Index which evaluates the Company’s ability to pay its debt with the generation of operating cash within a one-year period.
EBIT – Earnings before interest and taxes.
EBITDA – Earnings result before interest. taxes. depreciation and amortization.
Indebtedness = Net Debt / (Net Debt + NE) – Index which measures the Company’s financial leverage.
Operating Cash Flow = EBITDA – CAPEX.
EBITDA Margin = EBITDA / Net Operating Revenue.
PDD – Provision for bad debt. A concept in accounting that measures the provision made for accounts receivable overdue for more than 90 days.
NE – Shareholders’ Equity.
Subsidy = (net revenue from goods – cost of goods sold + discounts given by suppliers) / gross additions.

Technology and Services

1xRTT – (1x Radio Transmission Technology) – It is the CDMA 2000 1x technology which, pursuant to the ITU (International Telecommunication Union). and in accordance with the IMT-2000 rules is considered 3G (third generation) Technology.
CDMA – (Code Division Multiple Access) – Wireless interface technology for cellular networks based on spectral spreading of the radio signal and channel division by code domain.
CDMA 2000 1xEV-DO – 3rd Generation access technology with data transmission speed of up to 2.4 Megabits per second.
CSP – Carrier Selection Code.
SMP – Personal Mobile Services.
SMS – Short Message Service – Short text message service for cellular handsets. allowing customers to send and receive alphanumerical messages.
WAP – Wireless Application Protocol is an open and standardized protocol started in 1997 which allows access to Internet servers through specific equipment. a WAP Gateway at the carrier. and WAP browsers in customers’ handsets. WAP supports a specific language (WML) and specific applications (WML script).
ZAP – A service which allows quick wireless access to the Internet through a computer, notebook or palmtop, using the CDMA 1xRTT technology.

Operating indicators:

Gross additions – Total of customers acquired in the period.
Net additions = Gross Additions – number of customers disconnected.
ARPU (Average Revenue per User) – net revenue from services per month / monthly average of customers in the period.
Postpaid ARPU – ARPU of postpaid service users.
Prepaid ARPU – ARPU of prepaid service users.
Blended ARPU – ARPU of the total customer base (contract + prepaid).
Entry Barrier – Value of the least expensive phone offered.
Customers – Number of wireless lines in service.
Churn rate = percentage of the disconnections from customer base during the period or the number of customers disconnected in the period / ((customers at the beginning of the period + customers at the end of the period) / 2).
Market share = Company’s total number of customers / number of customers in its operating area.
Market share of net additions: participation of estimated net additions in the operating area.
MOU (minutes of use) – monthly average. in minutes. of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period.
Postpaid MOU – MOU of postpaid service users.
Prepaid MOU – MOU of prepaid service users.
Market penetration = Company’s total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company’s operating area.
Productivity = number of customers / permanent employees.
Right planning programs – Customer profile adequacy plans
SAC – cost of acquisition per customer = (70% marketing expenses + costs of the distribution network + handset subsidies) / gross additions.
VC – Communication values per minute.
VC1 – Communication values for calls in the same area of the subscriber.
VC2 – Communication values for Calls posted outside the area code and inside the State.
VC3 – Communication values for Calls outside the State.
VU-M – Value of mobile use of the Cellular Operator network which the Fixed Telephone Operator pays for a call from a Fixed Phone to a Mobile Phone (interconnection fee).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 03, 2006

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Paulo Cesar Pereira Teixeira
Paulo Cesar Pereira Teixeira Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.